Seyfarth Shaw LLP
Seaport East
Two Seaport Lane, Suite 300
Boston, MA 02210-2028
(617) 946-4856	(617) 946-4800
fax (617) 946-4801
ddryer@seyfarth.com	www.seyfarth.com

February 23, 2017

Joseph McCann

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Oxygen Therapy Amendment No. 2 to Registration Statement on Form S-1 Filed December 21, 2016 File No. 333-214306

Dear Mr. McCann:

We sent a response dated February 21, 2017, to address the comments of the reviewing Staff of the Commission in a comment later dated January 31, 2017 (the “Comment Letter”) relating to Amendment No. 2 to the Registration Statement on Form S-1 filed December 21, 2016 (the Registration Statement”) of Oxygen Therapy, Inc. (the “Company”). That response accompanied the filing of Amendment No. 3 to the Registration Statement. Amendment No. 3 as filed did not include all of our revisions, so we have made additional changes to the S-1 which are now included in Amendment No. 4 filed February 23, 2017.

The following responses address the comments of the reviewing Staff of the Commission as set forth in the Comment Letter dated January 31, 2017. In order to facilitate your review of the Company’s responses, we have restated each of the Commission’s comments below with the Company’s response to each comment following immediately thereafter. Capitalized terms used herein and not defined shall have the meaning ascribed to them in the Registration Statement.

1.	The Offering, page 6

Disclosures state that there will be 42,250,000 shares of common stock outstanding after the offering and does not include 343,131 shares issuable upon the exercise of outstanding warrants. Based on the number of shares disclosed as outstanding before the offering and the number of share being sold in the offering, the 42,250,000 shares appears to include the 343,131 shares issuable upon the exercise of outstanding warrants. Please revise your filing to address these apparent inconsistencies. In addition, please reconcile your disclosure on page 6 that there are 22,593,131 shares currently outstanding and your disclosure in the beneficial ownership section that there are 23,096,262 shares currently outstanding.

Joseph McCann

February 23, 2017

We have revised the disclosure on page 6 to indicate that the 42,250,000 shares of common stock outstanding following the offering does include shares issuable upon the exercise of outstanding warrants. The outstanding shares figure in the beneficial ownership section on page 27 of 23,168,962 shares of common stock outstanding includes shares issuable upon the exercise of currently outstanding warrants. The outstanding share figure on page 6 does not include the shares issuable upon exercise of the outstanding warrants.

Director and Executive Compensation, page 37

2.	We note that this section includes several references to information as of October 21, 2016. Please update your disclosure in this section to present the disclosure for the year ended December 31, 2016, the company’s last full financial year. See Item 402 of Regulation S-K.

We have updated the information on page 37 through December 31, 2016.

Resale Prospectus Cover Page

3.	We note your response to prior comment 3 and your disclosures added to page 5. Please revise the resale prospectus to state the price (or a range) per share at which the selling security holders will be offering their shares for the period between effectiveness of the registration statement and the time when your common stock is first quoted on the OTC Bulletin Board.

We have revised the resale prospectus to disclosure a range of prices at which the selling stockholders will sell their shares.

Financial Statements

4.	Please update your financial statements and related disclosures throughout your registration statement as required by Rule 8-08 of Regulation S-X.

We have provided updated financial statements through December 31, 2016 and updated the related disclosure.

The Company appreciates the Staff’s comments with respect to the above-referenced filing and would like to provide any assistance necessary for the Staff to expedite the review process. Comments or questions regarding this letter may be directed to the undersigned at (617) 946-4856, or by email to ddryer@seyfarth.com.

Very truly yours,

Seyfarth Shaw LLP

David E. Dryer